UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from                      to

Commission File Number 001-12209

A.	Full title of the plan and address of the plan, if different from the issuer named below

RANGE RESOURCES CORPORATION

401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principle executive office

Range Resources Corporation

100 Throckmorton, Suite 1200

Fort Worth, Texas, 76012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of the

Range Resources Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 15, 2017

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$80,890,686	$81,365,856
Common collective trust	11,158,648	10,544,742
Self-directed brokerage	170,647	155,347
Range Resources Corporation common stock	15,659,034	12,396,857

Total investments at fair value	107,879,015	104,462,802

Notes receivable from participants	1,271,027	1,494,981
Cash	49	49

Net assets available for benefits at fair value	$109,150,091	$105,957,832

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2016	2015
Additions to net assets
Investment income (loss):
Net realized and unrealized gains (losses) on investments	$8,521,365	$(18,582,495)
Interest and dividends	2,821,907	5,744,629

Total investment gain (loss)	11,343,272	(12,837,866)
Contributions:
Participants	6,985,020	8,753,704
Employer match	4,742,798	6,104,614
Rollover and other	1,268,224	1,174,095

Total contributions	12,996,042	16,032,413

Total additions to net assets	24,339,314	3,194,547

Deductions from net assets
Benefits paid to participants	(21,147,055)	(12,519,118)

Total deductions from net assets	(21,147,055)	(12,519,118)

Net increase (decrease) in net assets available for benefits	3,192,259	(9,324,571)

Net assets available for benefits at beginning of year	105,957,832	115,282,403

Net assets available for benefits at end of year	$109,150,091	$105,957,832

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

A.	Description of the Plan

Plan Description

The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989, and most recently amended effective January 1, 2016, as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The Plan allows for both pre-tax and Roth after-tax contributions.

Employees are immediately eligible to participate in the Plan. The Company has an automatic enrollment feature under the Plan. Those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan approximately 45 to 60 days from hire with contributions equal to 6% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on January 1st of each year up to a maximum of 10%.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Beginning January 1, 2008, the Company began a Qualified Automatic Safe Harbor Matching Contribution (“QASH”) in the amount of 100% of the first 6% of deferred compensation. QASH contributions were approximately $4,743,000 and $6,105,000 during 2016 and 2015, respectively.

At the discretion of the Board of Directors, the Company may elect to contribute an additional matching contribution based on the amounts of salary and/or bonus deferrals of the participants. The Board did not elect any matching contributions in addition to the QASH contributions in 2016 or 2015.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

A.	Description of the Plan – continued

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2013, all matching contributions are immediately vested. Prior to January 1, 2013, vesting in the Company QASH contributions portion of their accounts plus actual earnings thereon was as follows:

Years of Service	Vested Percentage
Less than One (1) year	0%
One (1) year	50%
Two (2) years	50%

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for outstanding loans ranged from 5.25% to 7.00% for 2016 and 2015. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sum distributions or installment payments. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited. See additional discussion below.

A participant may receive a hardship distribution from salary deferrals if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) on account of funeral or burial expenses relating to the death of the participant’s deceased parent, spouse, child or dependent; or (6) on account of casualty expenses to repair damage to the participant’s principal residence.

Forfeitures

All forfeitures are used to fund Plan expenses such as recordkeeping fees and fees paid in connection with the audit of the Plan.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

B.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07 that eliminates the requirement to classify the investments within the fair value hierarchy if the fair value is measured at NAV per share (or its equivalent). In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the NAV per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. ASU 2015-07 is effective for periods beginning after December 15, 2015 and interim periods within those fiscal years, with early adoption permitted. The Plan adopted ASU 2015-07 effective January 1, 2016 and has applied this ASU retrospectively, as required with a change to Note 6, “Fair Value of Investments.” The adoption of ASU 2015-07 did not have an impact on the reported net assets or changes in net assets.

In July 2015, the FASB issued ASU 2015-12 that simplifies certain aspects of employee benefit plan accounting. The amendments in Part I of the standard eliminated the requirements that participant benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures; rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of the standard eliminated the requirements to disclose net appreciation/ depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of the standard provide a practical expedient that permits plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. These amendments are effective for reporting periods after January 1, 2016, with early adoption permitted. Plan management has reviewed this standard and early adopted Part I and Part II as of December 31, 2015 in order to simplify Plan accounting and its presentation in the accompanying financial statements. Part III of the standard is not applicable to the Plan. As of December 31, 2015, these changes were applied retrospectively and eliminated the adjustment from fair value to contract value for the common collective trust in the Statements of Net Assets available for Benefits as of December 31, 2015. The Statements of Changes of Net Assets Available for Benefits was not impacted. Other notes within the financial statements have been removed or adjusted to reflect the amendments described in Parts I and II of the standard.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the mutual funds, self-directed brokerage investments, and Range Resources Corporation common stock and there are no redemption restrictions on these investments. The Plan’s interest in the common collective trust is valued based on information reported by the investment manager using the audited financial statements of the common collective trust at year-end. These investments are subject to market or credit risks customarily associated with equity investments.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

B.	Summary of Significant Accounting Policies – continued

Investment Valuation and Income Recognition – continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses from security transactions are reported on the average historical cost method.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year. Investment contracts held by a defined-contribution plan are required to be reported at fair value.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company, who may also be participants in the Plan, perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company or with forfeitures and are not reflected in the accompanying financial statements.

Notes Receivable from Participants

Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

C.	Investments

Participants may direct their 401(k) salary and/or bonus deferrals and employer contributions to be invested into any of the investment options offered by the Plan, including Range Resources Corporation common stock. Additionally, upon election, employees can use a self-directed brokerage account where monies are invested in mutual funds and investment decisions are directed by employees. Employees are limited to a maximum investment in the self-directed brokerage account of 50% of their 401(k) investment balance.

Common stock of the Company represented approximately 14% of net assets available for benefits at December 31, 2016 compared to 12% of net assets available for benefits at December 31, 2015.

D.	Tax Status

Effective January 1, 2013, the Company adopted a T. Rowe Price prototype plan which has been approved by the Internal Revenue Service for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2013.

E.	Forfeitures

At December 31, 2016 and 2015 the balance in the forfeiture account was $0. Forfeitures utilized to pay plan expenses approximated $1,200 and $22,800 for 2016 and 2015 Plan years, respectively.

F.	Transactions with Related Parties and Parties-in-Interest

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or relatives of such persons.

Participants have the option to invest their salary and/or bonus deferrals into the Company’s common stock. In addition, the Plan invests in shares of mutual funds and a common collective trust managed by T. Rowe Price, which acts as Trustee for these investments as defined by the Plan. Transactions in such investments, as well as notes receivable from participants, qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

G.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

H.	Fair Value Measurements

In accordance with U.S. GAAP, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 –	Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 –	Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Mutual funds in Level 1 are measured at fair value with a market approach using net asset values (“NAV”) of the shares held by the Plan at year-end. Range Resources Corporation common stock in Level 1 is exchange traded and measured at fair value with a market approach using the closing price. Self-directed brokerage in Level 1 is measured at fair value with a market approach using the NAV of the mutual fund shares held by the Plan at year-end. For investments valued at NAV, there are no significant restrictions on redeeming these investments at NAV.

Investments in the common collective trust during the plan year included the T. Rowe Price Stable Value fund. These investments consist of public or private investment vehicles valued using the NAV computed daily as of close of business each day by the Trustee of the fund. The NAV is used as a practical expedient to estimate fair value and is based on the value of the underlying assets owned by the fund, then divided by the number of shares outstanding. Redemption is permitted daily with a required 12 month notice period that is only applicable to the Plan, with no other restrictions. There are no unfunded commitments.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

H.	Fair Value Measurements – continued

The following tables present the fair value hierarchy table for investments measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2016 Using
	Total Carrying Value as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$80,890,686	$80,890,686	$—	$—
Range Resources Corporation common stock	15,659,034	15,659,034	—	—
Self-directed brokerage	170,647	170,647		—

Total Investment in the fair value hierarchy	$96,720,367	$96,720,367	$—	$—

Common collective trust measured at NAV*	11,158,648

Total investments at fair value	$107,879,015

		Fair Value Measurements at December 31, 2015 Using
	Total Carrying Value as of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$81,365,856	$81,365,856	$—	$—
Range Resources Corporation common stock	12,396,857	12,396,857	—	—
Self-directed brokerage	155,347	155,347	—	—

Total investment in the fair value hierarchy	$93,918,060	$93,918,060

Common collective trust measured at NAV*	10,544,742

Total investments at fair value	$104,462,802

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

I.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net decrease in net assets available for benefits for the year ended December 31, 2015, per the financial statements to the Form 5500:

2015
Net decrease in net assets available for benefits per the financial statements	$(9,324,571)
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contract	(122,961)

Net decrease in net assets available for benefits per the Form 5500	$(9,447,532)

The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan’s financial statements. There were no differences between the net increase in net assets available for benefits per the financial statements compared to the Form 5500 for the year ended December 31, 2016.

J.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially impact participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

K.	Subsequent events

On September 16, 2016, the Company completed the merger with Memorial Resource Development Corp. (the “MRD Merger” or “Memorial”) which was accomplished through the merger of Medina Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Range, with and into Memorial, with Memorial surviving as a wholly-owned subsidiary of Range. The MRD Merger was effected through the issuance of approximately 77.0 million shares of Range common stock in exchange for all outstanding shares of Memorial using an exchange ratio of 0.375 of a share of Range common stock for each share of Memorial common stock. Subsequent to the MRD Merger, the Company signed an amendment to merge the Memorial Resource Development Corp. 401(k) Plan (“Memorial 401(k) Plan”) into the Range Resources Corporation 401(k) Plan effective as of January 3, 2017, the first business day of 2017. Former participants of the Memorial 401(k) Plan that became Company employees were eligible to participate in the Plan as of September 16, 2016. As of January 3, 2017, approximately $6.0 million in plan assets were transferred from the Memorial 401(k) Plan into the Plan. These assets are not reflected above.

RANGE RESOURCES CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

EIN: 34-1312571

Plan: 002

	(b)	(c)
	Identity of Isuue,	Description of Investment, including		(e)
	Borrower or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost Value	Value
*	Range Resources Corporation	Common Stock	**	$15,659,034
*	T. Rowe Price	Stable Value Fund	**	11,158,648
*	T. Rowe Price	Retirement 2030 Fund	**	8,570,876
	MFS	Growth R4	**	7,111,689
	Vanguard	500 Index Admiral	**	6,843,474
*	T. Rowe Price	Retirement 2050 Fund	**	5,643,921
	Vanguard	Equity Income Inv	**	5,064,486
	MFS	International Diversification R4	**	4,853,228
*	T. Rowe Price	Retirement 2020 Fund	**	4,655,711
	American Beacon	Small Cap Value Institutional	**	3,851,819
	John Hancock	Disciplined Value Mid Cap - I	**	3,619,032
*	T. Rowe Price	Retirement 2040 Fund	**	3,466,273
	Janus Enterprise	Fund Class T	**	3,008,670
*	T. Rowe Price	Retirement 2025 Fund	**	2,952,886
	Prudential	Total Return Q	**	2,483,264
*	T. Rowe Price	QM U.S. Small-Cap Growth Equity	**	2,048,677
*	T. Rowe Price	Retirement 2015 Fund	**	2,037,157
*	T. Rowe Price	Retirement 2045 Fund	**	1,878,771
	Deutsche	Real Estate Securities - Institutional	**	1,809,276
	Blackrock	Global Allocation Fund - Institutional	**	1,745,472
	Pimco	Real Return Fund	**	1,020,646
*	T. Rowe Price	Retirement 2055 Fund	**	961,122
*	T. Rowe Price	Retirement 2035 Fund	**	956,456
	Pimco	Income Institutional	**	803,873
	Goldman Sachs	Emerging Markets Fund - A	**	730,228
*	T. Rowe Price	Retirement Balanced	**	720,406
	Vanguard	REIT Index Fund Adminral Shares	**	672,120
	Vanguard	Mid Cap Index Admiral	**	636,152
	Vanguard	Small Cap Index Admiral	**	583,142
	Vanguard	Total Bond Market Index Admiral	**	500,294
*	T. Rowe Price	International Discovery Fund	**	410,290
	Pimco	Foreign Bond (USD Hedged) - Instututional	**	384,527
	Vanguard	Total International Stock Index Admiral	**	349,732
*	T. Rowe Price	New ERA Fund	**	259,430
*	T. Rowe Price	Retirement 2010 Fund	**	120,553
*	T. Rowe Price	Retirement 2060 Fund	**	95,807
	Vanguard	Federal Money Market Fund	**	34,453
*	T. Rowe Price	Retirement 2005 Fund	**	6,773
	Self-directed brokerage	Various investments in mutual funds	**	170,647
*	Participant notes receivable	5.25% - 7.0%; 1 - 5 years	-0-	1,271,027

				$109,150,042

*	A party-in-interest as defined by ERISA
**	Cost not necessary due to participant-directed investements

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(k) PLAN

Date: June 15, 2017	/s/ Dori Ginn
Dori Ginn,
Senior Vice President-Controller and Principal Accounting Officer

Exhibit Index

NUMBER	Exhibit

23*	Consent of independent registered public accounting firm

99.1*	Certification of the December 31, 2016 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer and Principal Financial Officer of the Plan.

*	included herewith